FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	[illegible] 1003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 13, 2004, Series 2004-2	333-111379

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 13, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: SVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Mortgage Loan Schedule	P*

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Home Loan Trust 2004-2

Asset-Backed Certificates, Series 2004-2

$272,443,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: August 3, 2004***

Fremont Home Loan Trust 2004-2
Asset-Backed Certificate, Series 2004-2
$272,443,000 (Approximate)

Publicly Offered Certificates

Class[1,3,4]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$522,107,000	Not Marketed Hereby		Floating Rate Seniors	AAA/Aaa/AAA
II-A1	$103,200,000			Floating Rate Seniors	AAA/Aaa/AAA
II-A2	$116,000,000	3.09/3.09	21-72/21-72	Floating Rate Seniors	AAA/Aaa/AAA
II-A3	$23,339,000	6.49/8.53	72-78/72-177	Floating Rate Seniors	AAA/Aaa/AAA
M-1	$26,904,000	4.67/5.14	41-78/41-145	Floating Rate Subordinate	AA+/Aa1/AA+
M-2	$30,680,000	4.64/5.09	40-78/40-139	Floating Rate Subordinate	AA/Aa2/AA
M-3	$16,520,000	4.61/5.04	39-78/39-131	Floating Rate Subordinate	AA-/Aa3/AA-
M-4	$16,520,000	4.61/5.02	39-78/39-126	Floating Rate Subordinate	A+/A1/A+
M-5	$16,520,000	4.59/4.97	38-78/38-121	Floating Rate Subordinate	A/A2/A
M-6	$14,160,000	4.59/4.93	38-78/38-114	Floating Rate Subordinate	A-/A3/A-
M-7	$11,800,000	4.58/4.88	37-78/37-107	Floating Rate Subordinate	BBB+/Baa1/BBB+
M-8	$9,440,000			Floating Rate Subordinate	BBB/Baa2/BBB
M-9	$14,160,000	Not Offered Herein		Floating Rate Subordinate	BBB-/Baa3/NR
B	$9,440,000			Floating Rate Subordinate	BB+/Ba1/NR
Total	$930,790,000				

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4) The Class M-8, Class M-9 and Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	Fremont Investment & Loan ("***Fremont***").
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are referred to herein as the "***Offered Certificates.***" The Class M-8, Class M-9 and Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on July 1, 2004.
Cut-off Date:	The close of business on September 1, 2004.
Expected Pricing Date:	On or about August [4], 2004.
Expected Closing Date:	On or about September 10, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $944,005,804 consisting of primarily first lien and second lien fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Statistical Cut-off Date, the "***Group I Mortgage Loans***" consisted first lien and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $644,575,868. Approximately 20.90% of the Group I Mortgage Loans have fixed rates and approximately 79.10% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Statistical Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $299,429,936. Approximately 23.95% of the Group II Mortgage Loans have fixed rates and approximately 76.05% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount: For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Offered Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from October 2004 to June 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates and Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:
(i) prior to the Stepdown Date, 1.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 2.80% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in October 2007 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 38.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	19.00%	38.00%
M-1	16.15%	32.30%
M-2	12.90%	25.80%
M-3	11.15%	22.30%
M-4	9.40%	18.80%
M-5	7.65%	15.30%
M-6	6.15%	12.30%
M-7	4.90%	9.80%
M-8	3.90%	7.80%
M-9	2.40%	4.80%
B	1.40%	2.80%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [42.00]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
October 2007 – September 2008	[3.00]% for the first month plus an additional 1/12th of [2.00]% for each month thereafter
October 2008 – September 2009	[5.00]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
October 2009 – September 2010	[6.25]% for the first month plus an additional 1/12th of [0.50]% for each month thereafter
October 2010 – September 2011	[6.75]% for the first month plus an additional 1/12th of [0.25]% for each month thereafter
October 2011 and thereafter	[7.00]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-9 Certificates, third to the Class M-8 Certificates, fourth to the Class M-7 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the M-4 Certificates, eighth to the Class M-3 Certificates, ninth to the Class M-2 Certificates and tenth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, and twelfth, monthly interest to the Class B Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first, monthly principal to the Senior Certificates, generally from the related loan group, second, monthly principal to the Class M-1 Certificates, third, monthly principal to the Class M-2 Certificates, fourth, monthly principal to the Class M-3 Certificates, fifth, monthly principal to the Class M-4 Certificates, sixth, monthly principal to the Class M-5 Certificates, seventh, monthly principal to the Class M-6 Certificates, eighth, monthly principal to the Class M-7 Certificates, ninth, monthly principal to the M-8 Certificates, tenth, monthly principal to the Class M-9 Certificates, and eleventh, monthly principal to the Class B Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates and then any previously unpaid interest to the Class B Certificates, then any unpaid applied Realized Loss amount to the Class B Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates and lastly to the Class B Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, and tenth, to the Class B Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 38.00% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 32.30% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 25.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 22.30% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 18.80% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 15.30% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 12.30% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 9.80% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 7.80% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 4.80% credit enhancement and eleventh, to the Class B Certificates such that the Class B Certificates will have at least 2.80% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	930,790,000	4.27418	10.00000
2	923,186,913	6.20377	10.00000
3	914,432,195	6.40979	10.00000
4	904,540,259	6.20223	10.00000
5	893,530,163	6.20138	10.00000
6	881,425,334	6.86482	10.00000
7	868,253,530	6.19952	10.00000
8	854,046,800	6.40512	10.00000
9	838,841,837	6.19743	10.00000
10	822,748,245	6.40305	10.00000
11	806,056,868	6.19575	10.00000
12	788,799,011	6.19520	10.00000
13	771,008,538	6.40134	10.00000
14	752,721,725	6.19469	10.00000
15	733,977,098	6.40122	10.00000
16	714,815,254	6.19498	10.00000
17	695,278,668	6.19544	10.00000
18	675,411,482	6.86000	10.00000
19	655,259,291	6.19703	10.00000
20	634,868,906	6.40477	10.00000
21	614,288,595	6.20045	10.00000
22	593,568,631	8.60600	10.00000
23	573,610,730	8.32376	10.00000
24	554,323,985	8.31910	10.00000
25	535,685,437	8.59155	10.00000
26	517,672,919	8.30967	10.00000
27	500,265,032	8.58219	10.00000
28	483,441,147	9.34434	10.00000
29	467,233,931	9.33625	10.00000
30	N/A	N/A	N/A
31	436,424,936	9.31989	10.00000
32	421,786,963	9.62329	10.00000
33	407,636,985	9.30919	10.00000
34 and thereafter	0	0.00000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [(1)]	Period	Effective Net WAC Cap Schedule [(1)]
1	10.00	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.79
5	10.00	35	10.43
6	10.00	36	10.42
7	10.00	37	10.75
8	10.00	38	10.39
9	10.00	39	10.73
10	10.00	40	11.10
11	10.00	41	11.08
12	10.00	42	11.83
13	10.00	43	11.05
14	10.00	44	11.40
15	10.00	45	11.02
16	10.00	46	11.43
17	10.00	47	11.05
18	10.00	48	11.03
19	10.00	49	11.38
20	10.00	50	11.00
21	10.00	51	11.35
22	10.00	52	11.00
23	10.00	53	10.99
24	10.00	54	12.15
25	10.00	55	10.95
26	10.00	56	11.30
27	10.00	57	10.92
28	10.00	58	11.27
29	10.00	59	10.89
30	10.33	60	10.87

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	11.21	71	10.68
62	10.84	72	10.66
63	11.18	73	11.00
64	10.80	74	10.62
65	10.78	75	10.96
66	11.92	76	10.59
67	10.75	77	10.57
68	11.09	78	11.68
69	10.71	79	10.53
70	11.05	80 and thereafter	0.00

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

		Static LIBOR		Forward LIBOR	
Class	**S&P/Moody's/Fitch**	**CDR Break (%)**	**Collateral Cum Loss**	**CDR Break (%)**	**Collateral Cum Loss**
M-1	AA+/Aa1/AA+	29.817 CDR	22.52%	26.012 CDR	20.74%
M-2	AA/Aa2/AA	24.401 CDR	19.90%	20.838 CDR	17.95%
M-3	AA-/Aa3/AA-	21.758 CDR	18.46%	18.308 CDR	16.41%
M-4	A+/A1/A+	19.248 CDR	16.98%	15.905 CDR	14.83%
M-5	A/A2/A	16.915 CDR	15.49%	13.676 CDR	13.25%
M-6	A-/A3/A-	15.007 CDR	14.19%	11.846 CDR	11.85%
M-7	BBB+/Baa1/BBB+	13.468 CDR	13.07%	10.363 CDR	10.65%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.27	3.61	3.09	2.57	2.12
MDUR (yr)	4.05	3.44	2.96	2.49	2.06
First Prin Pay	27	23	21	19	17
Last Prin Pay	101	84	72	61	36

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.27	3.61	3.09	2.57	2.12
MDUR (yr)	4.05	3.44	2.96	2.49	2.06
First Prin Pay	27	23	21	19	17
Last Prin Pay	101	84	72	61	36

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.20	7.64	6.49	5.57	4.45
MDUR (yr)	8.31	7.01	6.02	5.22	4.21
First Prin Pay	101	84	72	61	36
Last Prin Pay	111	92	78	67	56

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.89	9.97	8.53	7.35	6.00
MDUR (yr)	10.39	8.88	7.71	6.72	5.55
First Prin Pay	101	84	72	61	36
Last Prin Pay	238	205	177	158	134

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.26	4.67	4.39	4.50
MDUR (yr)	5.76	4.90	4.39	4.15	4.25
First Prin Pay	39	38	41	44	50
Last Prin Pay	111	92	78	67	56

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.88	5.79	5.14	4.79	4.85
MDUR (yr)	6.24	5.33	4.78	4.48	4.55
First Prin Pay	39	38	41	44	50
Last Prin Pay	200	169	145	127	107

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.26	4.64	4.27	4.17
MDUR (yr)	5.74	4.89	4.35	4.03	3.95
First Prin Pay	39	38	40	42	45
Last Prin Pay	111	92	78	67	56

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.77	5.09	4.65	4.50
MDUR (yr)	6.21	5.30	4.72	4.35	4.24
First Prin Pay	39	38	40	42	45
Last Prin Pay	192	162	139	120	102

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.26	4.61	4.20	4.00
MDUR (yr)	5.73	4.88	4.32	3.96	3.78
First Prin Pay	39	38	39	41	43
Last Prin Pay	111	92	78	67	56

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.75	5.04	4.57	4.31
MDUR (yr)	6.18	5.28	4.68	4.27	4.06
First Prin Pay	39	38	39	41	43
Last Prin Pay	183	153	131	113	96

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.61	4.17	3.90
MDUR (yr)	5.64	4.80	4.26	3.88	3.66
First Prin Pay	39	37	39	40	42
Last Prin Pay	111	92	78	67	56

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.72	5.02	4.51	4.21
MDUR (yr)	6.04	5.17	4.59	4.17	3.91
First Prin Pay	39	37	39	40	42
Last Prin Pay	176	148	126	109	92

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.59	4.13	3.84
MDUR (yr)	5.61	4.78	4.23	3.84	3.59
First Prin Pay	39	37	38	39	41
Last Prin Pay	111	92	78	67	56

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.68	4.97	4.45	4.12
MDUR (yr)	5.99	5.12	4.54	4.11	3.83
First Prin Pay	39	37	38	39	41
Last Prin Pay	169	141	121	104	88

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.59	4.11	3.78
MDUR (yr)	5.56	4.74	4.20	3.80	3.52
First Prin Pay	39	37	38	39	40
Last Prin Pay	111	92	78	67	56

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.72	5.64	4.93	4.40	4.03
MDUR (yr)	5.90	5.04	4.47	4.03	3.73
First Prin Pay	39	37	38	39	40
Last Prin Pay	160	134	114	98	83

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.58	4.08	3.73
MDUR (yr)	5.49	4.69	4.15	3.74	3.45
First Prin Pay	39	37	37	38	39
Last Prin Pay	111	92	78	67	56

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.65	5.58	4.88	4.33	3.95
MDUR (yr)	5.77	4.94	4.38	3.93	3.62
First Prin Pay	39	37	37	38	39
Last Prin Pay	150	126	107	91	77

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	1.51400	1.93000	3.44	3.44	41	4.87800	5.01300	5.65	4.46
2	1.67200	2.08000	4.34	4.18	42	4.91000	5.04800	5.80	4.78
3	1.87700	2.22700	4.41	4.05	43	4.94200	5.08400	5.65	4.38
4	2.03600	2.36200	4.34	3.81	44	4.97500	5.12200	5.72	4.52
5	2.15300	2.49100	4.34	3.68	45	5.01000	5.16000	5.64	4.29
6	2.27900	2.62200	4.53	3.83	46	5.04600	5.19800	5.71	4.62
7	2.41000	2.75200	4.33	3.42	47	5.08400	5.23400	5.63	4.38
8	2.54700	2.88000	4.39	3.37	48	5.12400	5.26800	5.63	4.33
9	2.67700	3.00200	4.32	3.13	49	5.16400	5.29800	5.70	4.47
10	2.80300	3.12000	4.38	3.11	50	5.19900	5.32500	5.62	4.23
11	2.92900	3.23500	4.31	2.87	51	5.23100	5.34700	5.69	4.38
12	3.05200	3.34600	4.30	2.74	52	5.25900	5.36500	5.61	4.26
13	3.16600	3.45300	4.36	2.74	53	5.28300	5.37800	5.61	4.22
14	3.27200	3.55700	4.29	2.52	54	5.30300	5.38700	5.82	4.78
15	3.37800	3.65700	4.35	2.53	55	5.31900	5.39100	5.60	4.16
16	3.48300	3.75500	4.28	2.30	56	5.33000	5.39400	5.67	4.33
17	3.58700	3.84600	4.27	2.19	57	5.33700	5.40200	5.59	4.11
18	3.68500	3.91800	4.47	2.49	58	5.33800	5.41300	5.66	4.33
19	3.77700	3.96600	4.26	2.00	59	5.33500	5.43100	5.58	4.12
20	3.86700	4.00700	4.32	2.04	60	5.32600	5.45400	5.58	4.11
21	3.95600	4.04800	4.24	1.81	61	5.33800	5.48300	5.65	4.28
22	4.01600	4.08900	5.76	4.05	62	5.37200	5.51600	5.57	4.05
23	4.01400	4.13400	5.68	3.89	63	5.40600	5.54700	5.65	4.21
24	3.96600	4.19300	5.66	3.93	64	5.43900	5.57700	5.58	4.08
25	4.01800	4.27300	5.72	4.02	65	5.47000	5.60500	5.58	4.04
26	4.11000	4.35600	5.64	3.76	66	5.50000	5.63200	5.79	4.61
27	4.19900	4.43300	5.70	3.82	67	5.52800	5.65700	5.58	3.97
28	4.28300	4.50500	5.61	4.55	68	5.55500	5.68100	5.65	4.14
29	4.36300	4.57000	5.60	4.45	69	5.58100	5.70300	5.58	3.91
30	4.43700	4.62800	5.81	4.86	70	5.60500	5.72400	5.65	4.18
31	4.50600	4.67700	5.57	4.27	71	5.62800	5.74300	5.58	3.95
32	4.56700	4.71900	5.63	4.37	72	5.64800	5.75900	5.58	3.92
33	4.62000	4.75700	5.55	4.13	73	5.66800	5.77400	5.66	4.10
34	4.66600	4.79000	5.71	4.70	74	5.68500	5.78800	5.59	3.88
35	4.70200	4.82100	5.62	4.47	75	5.70100	5.79900	5.66	4.07
36	4.72900	4.85100	5.60	4.42	76	5.71500	5.80800	5.59	3.90
37	4.75500	4.88200	5.66	4.56	77	5.72600	5.81400	5.60	3.89
38	4.78600	4.91400	5.61	4.34	78	5.73600	5.81900	5.81	4.49
39	4.81700	4.94600	5.71	4.51	79	5.74400	5.82200	0.00	3.87
40	4.84700	4.97900	5.65	4.49	80	5.75000	5.82400	0.00	0.00

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 1.514% and 6mLIBOR stays at 1.930%.

Mortgage Loans
As of the Statistical Cut-off Date

Number Of Loans:	5,089					
Total Outstanding Principal Balance:	$944,005,804					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$185,499.27		$4,384.04		$1,000,000.00	
Weighted Average Current Loan Rate:	6.921	%	3.999	%	13.650	%
Arm Characteristics:						
Weighted Average Gross Margin:	6.812	%	4.949	%	6.990	%
Weighted Average Maximum Loan Rate:	13.733	%	10.999	%	20.650	%
Weighted Average Minimum Loan Rate:	6.738	%	3.999	%	13.650	%
Weighted Average Initial Periodic Rate Cap:	2.999	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	21	months	17	months	33	months
Weighted Average Original Term:	355	months	60	months	360	months
Weighted Average Remaining Term:	352	months	53	months	357	months
Weighted Average Original LTV:	81.94	%	14.56	%	100.01	%
Weighted Average Credit Score:	622		500		816	
First Pay Date:			Mar 01, 2004		Jul 01, 2004	
Maturity Date:			Feb 01, 2009		Jun 01, 2034	

Top Lien Position Concentrations ($):	95.44 % First Lien, 4.56 % Second Lien
Top Balloon Flag Concentrations ($):	100.00 % Fully Amortizing
Top Property State Concentrations ($):	39.17 % California, 10.29 % New York, 7.58 % Florida
Maximum Zip Code Concentration ($):	0.38 % 94565

Principal Balance ():	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4,384 - 25,000	323	$4,148,208.53	0.44
25,001 - 50,000	253	9,458,005.91	1.00
50,001 - 75,000	289	18,110,207.71	1.92
75,001 - 100,000	470	41,086,999.14	4.35
100,001 - 125,000	487	55,075,610.86	5.83
125,001 - 150,000	412	56,805,686.27	6.02
150,001 - 175,000	454	73,539,748.21	7.79
175,001 - 200,000	459	86,133,378.60	9.12
200,001 - 225,000	352	75,117,226.94	7.96
225,001 - 250,000	292	69,381,951.43	7.35
250,001 - 275,000	228	59,903,021.22	6.35
275,001 - 300,000	206	59,353,996.50	6.29
300,001 - 350,000	350	113,279,400.76	12.00
350,001 - 400,000	223	83,732,005.66	8.87
400,001 - 450,000	121	51,372,894.66	5.44
450,001 - 500,000	133	63,961,677.32	6.78
500,001 - 600,000	22	12,286,168.70	1.30
600,001 - 700,000	7	4,702,416.64	0.50
700,001 - 800,000	4	2,956,437.59	0.31
800,001 - 900,000	2	1,658,736.96	0.18
900,001 - 1,000,000	2	1,942,024.74	0.21
Total	5,089	$944,005,804.35	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	47	$379,780.80	0.04
120	192	2,598,640.62	0.28
180	117	5,411,445.75	0.57
240	438	24,933,521.41	2.64
360	4,295	910,682,415.77	96.47
Total	5,089	$944,005,804.35	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
53 - 60	47	$379,780.80	0.04
109 - 120	192	2,598,640.62	0.28
169 - 180	117	5,411,445.75	0.57
229 - 240	438	24,933,521.41	2.64
349 - 357	4,295	910,682,415.77	96.47
Total	5,089	$944,005,804.35	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	4,285	$786,912,410.87	83.36
Two-Four Family	447	100,716,088.04	10.67
Condominium	357	56,377,305.44	5.97
Total	5,089	$944,005,804.35	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	4,680	$884,958,171.00	93.74
Non-owner	351	49,686,303.26	5.26
Second Home	58	9,361,330.09	0.99
Total	5,089	$944,005,804.35	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	2,633	$538,046,692.23	57.00
Purchase	2,277	364,306,383.79	38.59
Rate/Term Refinance	94	21,384,241.95	2.27
Home Improvement	85	20,268,486.38	2.15
Total	5,089	$944,005,804.35	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	105	$17,225,678.39	1.82
50.01 - 55.00	52	9,285,007.16	0.98
55.01 - 60.00	90	17,351,040.76	1.84
60.01 - 65.00	135	25,746,604.25	2.73
65.01 - 70.00	175	37,218,326.18	3.94
70.01 - 75.00	310	66,507,777.51	7.05
75.01 - 80.00	1,677	369,712,987.06	39.16
80.01 - 85.00	379	82,183,089.61	8.71
85.01 - 90.00	917	203,602,876.17	21.57
90.01 - 95.00	437	32,457,879.98	3.44
95.01 - 100.00	811	82,612,866.60	8.75
100.01 - 100.01	1	101,670.68	0.01
Total	5,089	$944,005,804.35	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	1	$197,860.24	0.02
Arizona	68	10,120,352.33	1.07
Arkansas	5	410,472.26	0.04
California	1,629	369,750,079.67	39.17
Colorado	103	17,481,877.97	1.85
Connecticut	107	17,309,024.09	1.83
Delaware	10	1,082,906.46	0.11
Florida	531	71,572,108.79	7.58
Georgia	128	17,691,738.90	1.87
Hawaii	79	14,638,874.04	1.55
Idaho	23	2,382,671.97	0.25
Illinois	259	43,982,479.90	4.66
Indiana	30	2,262,266.74	0.24
Iowa	6	504,231.61	0.05
Kansas	3	264,550.15	0.03
Kentucky	5	568,592.69	0.06
Maine	8	1,744,640.60	0.18
Maryland	214	38,117,152.52	4.04
Massachusetts	143	29,967,337.92	3.17
Michigan	81	11,414,156.74	1.21
Minnesota	111	18,386,719.69	1.95
Missouri	32	2,982,442.90	0.32
Montana	2	380,418.87	0.04
Nebraska	1	19,600.58	0.00
Nevada	73	11,986,241.37	1.27
New Hampshire	18	3,687,716.44	0.39
New Jersey	286	62,172,654.45	6.59
New Mexico	10	1,332,423.53	0.14
New York	409	97,108,998.76	10.29
North Carolina	77	8,125,594.81	0.86
Ohio	59	4,541,261.50	0.48
Oklahoma	8	634,486.60	0.07
Oregon	35	5,364,761.81	0.57
Pennsylvania	79	9,351,694.66	0.99
Rhode Island	18	3,469,788.00	0.37
South Carolina	30	3,503,968.18	0.37
Tennessee	28	3,007,243.76	0.32

(Continued on the next page)

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Texas	84	$9,419,828.94	1.00
Utah	28	3,678,247.57	0.39
Vermont	2	209,541.00	0.02
Virginia	130	25,191,646.12	2.67
Washington	100	13,532,558.71	1.43
West Virginia	6	499,226.44	0.05
Wisconsin	29	3,815,469.02	0.40
Wyoming	1	139,895.05	0.01
Total	5,089	$944,005,804.35	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	3,546	$646,388,395.72	68.47
Stated Documentation	1,421	275,545,412.79	29.19
Easy Documentation	122	22,071,995.84	2.34
Total	5,089	$944,005,804.35	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	1	$299,820.12	0.03
476 - 500	5	751,681.34	0.08
501 - 525	241	47,062,986.72	4.99
526 - 550	383	73,622,356.08	7.80
551 - 575	605	104,584,493.12	11.08
576 - 600	661	116,422,664.17	12.33
601 - 625	889	156,820,570.68	16.61
626 - 650	901	160,670,134.08	17.02
651 - 675	601	111,308,150.26	11.79
676 - 700	372	77,252,953.39	8.18
701 - 725	183	39,381,653.01	4.17
726 - 750	130	29,765,979.47	3.15
751 - 775	76	16,992,237.41	1.80
776 - 800	37	8,614,057.50	0.91
801 - 816	4	456,067.00	0.05
Total	5,089	$944,005,804.35	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.999 - 4.000	3	$714,800.00	0.08
4.001 - 5.000	145	41,367,387.81	4.38
5.001 - 6.000	865	225,188,256.45	23.85
6.001 - 7.000	1,421	326,417,417.99	34.58
7.001 - 8.000	1,039	201,724,010.61	21.37
8.001 - 9.000	613	89,377,848.03	9.47
9.001 - 10.000	214	23,103,465.86	2.45
10.001 - 11.000	260	16,295,952.24	1.73
11.001 - 12.000	427	16,208,035.83	1.72
12.001 - 13.000	96	3,388,230.05	0.36
13.001 - 13.650	6	220,399.48	0.02
Total	5,089	$944,005,804.35	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.999 - 11.000	3	$714,800.00	0.10
11.001 - 12.000	145	41,367,387.81	5.61
12.001 - 13.000	736	192,019,665.20	26.03
13.001 - 14.000	1,055	243,703,944.24	33.04
14.001 - 15.000	841	167,476,794.75	22.71
15.001 - 16.000	447	71,989,613.39	9.76
16.001 - 17.000	96	13,498,699.18	1.83
17.001 - 18.000	34	5,071,594.13	0.69
18.001 - 19.000	12	1,683,749.09	0.23
20.001 - 20.650	1	49,990.13	0.01
Total	3,370	$737,576,237.92	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.999 - 4.000	3	$714,800.00	0.10
4.001 - 5.000	144	40,923,387.81	5.55
5.001 - 6.000	729	190,228,152.20	25.79
6.001 - 7.000	1,062	245,731,957.24	33.32
7.001 - 8.000	841	167,476,794.75	22.71
8.001 - 9.000	448	72,197,113.39	9.79
9.001 - 10.000	96	13,498,699.18	1.83
10.001 - 11.000	34	5,071,594.13	0.69
11.001 - 12.000	12	1,683,749.09	0.23
13.001 - 13.650	1	49,990.13	0.01
Total	3,370	$737,576,237.92	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.949 - 5.000	8	$2,889,300.00	0.39
5.001 - 6.000	150	42,959,998.46	5.82
6.001 - 6.990	3,212	691,726,939.46	93.78
Total	3,370	$737,576,237.92	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1	$301,449.03	0.04
3.000	3,369	737,274,788.89	99.96
Total	3,370	$737,576,237.92	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	3,370	$737,576,237.92	100.00
Total	3,370	$737,576,237.92	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 MO LIBOR	2,617	$531,837,460.02	56.34
Fixed Rate	1,719	206,429,566.43	21.87
2/28 IO	589	164,086,761.76	17.38
3/27 6 MO LIBOR	105	22,716,375.12	2.41
3/27 IO	59	18,935,641.02	2.01
Total	5,089	$944,005,804.35	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	710	$116,443,156.34	12.34
12	503	103,429,150.52	10.96
24	3,172	588,727,167.68	62.36
30	4	771,397.51	0.08
36	700	134,634,932.30	14.26
Total	5,089	$944,005,804.35	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	4,163	$901,005,032.55	95.44
Second Lien	926	43,000,771.80	4.56
Total	5,089	$944,005,804.35	100.00

Interest Only Loans:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N	4,441	$760,983,401.57	80.61
Y	648	183,022,402.78	19.39
Total	5,089	$944,005,804.35	100.00

IO Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	4,441	$760,983,401.57	80.61
24	589	164,086,761.76	17.38
36	59	18,935,641.02	2.01
Total	5,089	$944,005,804.35	100.00

Group I Mortgage Loans
As of the Statistical Cut-off Date

Number Of Loans:	3,643					
Total Outstanding Principal Balance:	$644,575,868					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$176,935.46		$4,814.49		$499,552.37	
Weighted Average Current Loan Rate:	6.923	%	3.999	%	13.000	%
Arm Characteristics:						
Weighted Average Gross Margin:	6.838	%	4.949	%	6.990	%
Weighted Average Maximum Loan Rate:	13.836	%	10.999	%	18.990	%
Weighted Average Minimum Loan Rate:	6.840	%	3.999	%	11.990	%
Weighted Average Initial Periodic Rate Cap:	2.999	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	21	months	17	months	33	months
Weighted Average Original Term:	357	months	60	months	360	months
Weighted Average Remaining Term:	353	months	53	months	357	months
Weighted Average Original LTV:	81.26	%	14.56	%	100.00	%
Weighted Average Credit Score:	618		500		814	
First Pay Date:			Mar 01, 2004		Jul 01, 2004	
Maturity Date:			Feb 01, 2009		Jun 01, 2034	

Top Lien Position Concentrations ($):	98.02 % First Lien, 1.98 % Second Lien
Top Balloon Flag Concentrations ($):	100.00 % Fully Amortizing
Top Property State Concentrations ($):	31.61 % California, 11.96 % New York, 7.73 % Florida
Maximum Zip Code Concentration ($):	0.48 % 96797

Principal Balance ():	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4,814 - 25,000	134	$1,757,005.13	0.27
25,001 - 50,000	159	5,917,425.52	0.92
50,001 - 75,000	200	12,254,890.16	1.90
75,001 - 100,000	215	19,038,256.73	2.95
100,001 - 125,000	332	37,564,995.30	5.83
125,001 - 150,000	364	50,167,090.89	7.78
150,001 - 175,000	425	68,900,824.11	10.69
175,001 - 200,000	439	82,373,767.25	12.78
200,001 - 225,000	335	71,474,088.84	11.09
225,001 - 250,000	282	67,012,118.26	10.40
250,001 - 275,000	217	56,990,853.11	8.84
275,001 - 300,000	206	59,353,996.50	9.21
300,001 - 350,000	269	85,687,236.92	13.29
350,001 - 400,000	46	17,336,735.37	2.69
400,001 - 450,000	15	6,292,157.08	0.98
450,001 - 499,552	5	2,454,426.94	0.38
Total	3,643	$644,575,868.11	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	17	$156,040.49	0.02
120	81	991,174.39	0.15
180	56	3,077,812.45	0.48
240	230	11,683,912.55	1.81
360	3,259	628,666,928.23	97.53
Total	3,643	$644,575,868.11	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
53 - 60	17	$156,040.49	0.02
109 - 120	81	991,174.39	0.15
169 - 180	56	3,077,812.45	0.48
229 - 240	230	11,683,912.55	1.81
349 - 357	3,259	628,666,928.23	97.53
Total	3,643	$644,575,868.11	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	2,981	$514,418,766.27	79.81
Two-Four Family	378	85,628,688.74	13.28
Condominium	284	44,528,413.10	6.91
Total	3,643	$644,575,868.11	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	3,318	$597,968,601.03	92.77
Non-owner	280	40,116,025.42	6.22
Second Home	45	6,491,241.66	1.01
Total	3,643	$644,575,868.11	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	2,022	$379,778,376.00	58.92
Purchase	1,491	237,072,631.98	36.78
Home Improvement	64	14,383,766.69	2.23
Rate/Term Refinance	66	13,341,093.44	2.07
Total	3,643	$644,575,868.11	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	95	$13,791,609.01	2.14
50.01 - 55.00	44	7,149,476.58	1.11
55.01 - 60.00	74	13,297,600.96	2.06
60.01 - 65.00	116	20,605,031.81	3.20
65.01 - 70.00	142	26,586,791.74	4.12
70.01 - 75.00	245	47,769,059.90	7.41
75.01 - 80.00	1,300	255,609,498.05	39.66
80.01 - 85.00	285	55,784,157.75	8.65
85.01 - 90.00	690	135,977,584.99	21.10
90.01 - 95.00	227	21,821,456.17	3.39
95.01 - 100.00	425	46,183,601.15	7.16
Total	3,643	$644,575,868.11	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	47	$6,861,133.09	1.06
Arkansas	2	341,724.84	0.05
California	1,020	203,773,765.38	31.61
Colorado	85	14,328,826.40	2.22
Connecticut	74	11,713,673.66	1.82
Delaware	3	462,399.79	0.07
Florida	347	49,829,103.37	7.73
Georgia	108	15,510,368.11	2.41
Hawaii	68	13,858,632.49	2.15
Idaho	15	1,669,395.57	0.26
Illinois	225	38,354,256.45	5.95
Indiana	20	1,670,288.96	0.26
Iowa	4	295,419.19	0.05
Kansas	2	243,455.70	0.04
Kentucky	2	287,636.16	0.04
Maine	5	1,068,761.67	0.17
Maryland	155	27,373,080.44	4.25
Massachusetts	105	21,092,570.35	3.27
Michigan	61	8,607,982.29	1.34
Minnesota	93	16,025,378.04	2.49
Missouri	27	2,762,751.76	0.43
Montana	1	258,087.85	0.04
Nebraska	1	19,600.58	0.00
Nevada	54	8,856,785.19	1.37
New Hampshire	15	3,323,997.08	0.52
New Jersey	241	47,222,648.59	7.33
New Mexico	9	971,429.89	0.15
New York	342	77,110,080.91	11.96
North Carolina	50	5,864,530.20	0.91
Ohio	39	3,782,773.41	0.59
Oklahoma	5	404,350.66	0.06
Oregon	30	4,707,535.36	0.73
Pennsylvania	53	7,157,334.57	1.11
Rhode Island	15	2,866,403.80	0.44
South Carolina	24	3,140,202.46	0.49
Tennessee	15	1,775,897.86	0.28
Texas	57	7,015,958.30	1.09

(Continued on the next page)

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Utah	23	$3,178,822.78	0.49
Vermont	2	209,541.00	0.03
Virginia	96	15,808,113.53	2.45
Washington	71	10,697,528.69	1.66
West Virginia	5	481,019.39	0.07
Wisconsin	26	3,452,727.25	0.54
Wyoming	1	139,895.05	0.02
Total	3,643	$644,575,868.11	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2,454	$431,953,649.44	67.01
Stated Documentation	1,115	197,652,274.40	30.66
Easy Documentation	74	14,969,944.27	2.32
Total	3,643	$644,575,868.11	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	1	$299,820.12	0.05
476 - 500	3	555,857.01	0.09
501 - 525	187	34,385,197.90	5.33
526 - 550	302	55,901,386.43	8.67
551 - 575	420	75,528,059.37	11.72
576 - 600	397	76,498,457.47	11.87
601 - 625	599	109,777,026.66	17.03
626 - 650	696	113,503,748.23	17.61
651 - 675	475	75,438,889.05	11.70
676 - 700	253	44,250,694.57	6.87
701 - 725	139	25,420,135.64	3.94
726 - 750	93	18,571,578.60	2.88
751 - 775	49	8,948,911.64	1.39
776 - 800	26	5,111,994.80	0.79
801 - 814	3	384,110.62	0.06
Total	3,643	$644,575,868.11	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.999 - 4.000	3	$714,800.00	0.11
4.001 - 5.000	100	21,779,691.45	3.38
5.001 - 6.000	659	142,054,727.66	22.04
6.001 - 7.000	1,138	230,290,097.70	35.73
7.001 - 8.000	817	151,932,676.96	23.57
8.001 - 9.000	461	68,532,273.37	10.63
9.001 - 10.000	123	14,395,629.84	2.23
10.001 - 11.000	132	8,081,095.18	1.25
11.001 - 12.000	158	4,876,845.87	0.76
12.001 - 13.000	52	1,918,030.08	0.30
Total	3,643	$644,575,868.11	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.999 - 11.000	3	$714,800.00	0.14
11.001 - 12.000	100	21,779,691.45	4.27
12.001 - 13.000	559	121,531,347.28	23.84
13.001 - 14.000	826	168,975,180.45	33.14
14.001 - 15.000	658	124,069,584.42	24.33
15.001 - 16.000	348	56,951,394.16	11.17
16.001 - 17.000	73	10,540,798.36	2.07
17.001 - 18.000	27	4,094,524.82	0.80
18.001 - 18.990	10	1,200,154.70	0.24
Total	2,604	$509,857,475.64	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.999 - 4.000	3	$714,800.00	0.14
4.001 - 5.000	100	21,779,691.45	4.27
5.001 - 6.000	553	120,088,834.28	23.55
6.001 - 7.000	831	170,210,193.45	33.38
7.001 - 8.000	658	124,069,584.42	24.33
8.001 - 9.000	349	57,158,894.16	11.21
9.001 - 10.000	73	10,540,798.36	2.07
10.001 - 11.000	27	4,094,524.82	0.80
11.001 - 11.990	10	1,200,154.70	0.24
Total	2,604	$509,857,475.64	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.949 - 5.000	5	$1,330,800.00	0.26
5.001 - 6.000	104	22,908,302.10	4.49
6.001 - 6.990	2,495	485,618,373.54	95.25
Total	2,604	$509,857,475.64	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1	$301,449.03	0.06
3.000	2,603	509,556,026.61	99.94
Total	2,604	$509,857,475.64	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	2,604	$509,857,475.64	100.00
Total	2,604	$509,857,475.64	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 MO LIBOR	2,067	$390,124,432.15	60.52
Fixed Rate	1,039	134,718,392.47	20.90
2/28 IO	422	95,775,355.97	14.86
3/27 6 MO LIBOR	83	16,523,373.21	2.56
3/27 IO	32	7,434,314.31	1.15
Total	3,643	$644,575,868.11	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	544	$85,469,130.66	13.26
12	422	83,909,225.82	13.02
24	2,145	382,945,557.10	59.41
30	4	771,397.51	0.12
36	528	91,480,557.02	14.19
Total	3,643	$644,575,868.11	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	3,268	$631,786,042.60	98.02
Second Lien	375	12,789,825.51	1.98
Total	3,643	$644,575,868.11	100.00

Interest Only Loans:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N	3,189	$541,366,197.83	83.99
Y	454	103,209,670.28	16.01
Total	3,643	$644,575,868.11	100.00

IO Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	3,189	$541,366,197.83	83.99
24	422	95,775,355.97	14.86
36	32	7,434,314.31	1.15
Total	3,643	$644,575,868.11	100.00

Group II Mortgage Loans
As of the Statistical Cut-off Date

Number Of Loans:	1,446					
Total Outstanding Principal Balance:	$299,429,936					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$207,074.64		$4,384.04		$1,000,000.00	
Weighted Average Current Loan Rate:	6.917	%	4.300	%	13.650	%
Arm Characteristics:						
Weighted Average Gross Margin:	6.753	%	4.990	%	6.990	%
Weighted Average Maximum Loan Rate:	13.504	%	11.300	%	20.650	%
Weighted Average Minimum Loan Rate:	6.510	%	4.300	%	13.650	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	22	months	18	months	33	months
Weighted Average Original Term:	352	months	60	months	360	months
Weighted Average Remaining Term:	349	months	54	months	357	months
Weighted Average Original LTV:	83.42	%	21.98	%	100.01	%
Weighted Average Credit Score:	630		500		816	
First Pay Date:			Mar 01, 2004		Jul 01, 2004	
Maturity Date:			Mar 01, 2009		Jun 01, 2034	

Top Lien Position Concentrations ($):	89.91 % First Lien, 10.09 % Second Lien
Top Balloon Flag Concentrations ($):	100.00 % Fully Amortizing
Top Property State Concentrations ($):	55.43 % California, 7.26 % Florida, 6.68 % New York
Maximum Zip Code Concentration ($):	0.80 % 94531

Principal Balance ():	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4,384 - 25,000	189	$2,391,203.40	0.80
25,001 - 50,000	94	3,540,580.39	1.18
50,001 - 75,000	89	5,855,317.55	1.96
75,001 - 100,000	255	22,048,742.41	7.36
100,001 - 125,000	155	17,510,615.56	5.85
125,001 - 150,000	48	6,638,595.38	2.22
150,001 - 175,000	29	4,638,924.10	1.55
175,001 - 200,000	20	3,759,611.35	1.26
200,001 - 225,000	17	3,643,138.10	1.22
225,001 - 250,000	10	2,369,833.17	0.79
250,001 - 275,000	11	2,912,168.11	0.97
300,001 - 350,000	81	27,592,163.84	9.21
350,001 - 400,000	177	66,395,270.29	22.17
400,001 - 450,000	106	45,080,737.58	15.06
450,001 - 500,000	128	61,507,250.38	20.54
500,001 - 600,000	22	12,286,168.70	4.10
600,001 - 700,000	7	4,702,416.64	1.57
700,001 - 800,000	4	2,956,437.59	0.99
800,001 - 900,000	2	1,658,736.96	0.55
900,001 - 1,000,000	2	1,942,024.74	0.65
Total	1,446	$299,429,936.24	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	30	$223,740.31	0.07
120	111	1,607,466.23	0.54
180	61	2,333,633.30	0.78
240	208	13,249,608.86	4.42
360	1,036	282,015,487.54	94.18
Total	1,446	$299,429,936.24	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
54 - 60	30	$223,740.31	0.07
109 - 120	111	1,607,466.23	0.54
169 - 180	61	2,333,633.30	0.78
229 - 240	208	13,249,608.86	4.42
349 - 357	1,036	282,015,487.54	94.18
Total	1,446	$299,429,936.24	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,304	$272,493,644.60	91.00
Two-Four Family	69	15,087,399.30	5.04
Condominium	73	11,848,892.34	3.96
Total	1,446	$299,429,936.24	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,362	$286,989,569.97	95.85
Non-owner	71	9,570,277.84	3.20
Second Home	13	2,870,088.43	0.96
Total	1,446	$299,429,936.24	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	611	$158,268,316.23	52.86
Purchase	786	127,233,751.81	42.49
Rate/Term Refinance	28	8,043,148.51	2.69
Home Improvement	21	5,884,719.69	1.97
Total	1,446	$299,429,936.24	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	10	$3,434,069.38	1.15
50.01 - 55.00	8	2,135,530.58	0.71
55.01 - 60.00	16	4,053,439.80	1.35
60.01 - 65.00	19	5,141,572.44	1.72
65.01 - 70.00	33	10,631,534.44	3.55
70.01 - 75.00	65	18,738,717.61	6.26
75.01 - 80.00	377	114,103,489.01	38.11
80.01 - 85.00	94	26,398,931.86	8.82
85.01 - 90.00	227	67,625,291.18	22.58
90.01 - 95.00	210	10,636,423.81	3.55
95.01 - 100.00	386	36,429,265.45	12.17
100.01 - 100.01	1	101,670.68	0.03
Total	1,446	$299,429,936.24	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	1	$197,860.24	0.07
Arizona	21	3,259,219.24	1.09
Arkansas	3	68,747.42	0.02
California	609	165,976,314.29	55.43
Colorado	18	3,153,051.57	1.05
Connecticut	33	5,595,350.43	1.87
Delaware	7	620,506.67	0.21
Florida	184	21,743,005.42	7.26
Georgia	20	2,181,370.79	0.73
Hawaii	11	780,241.55	0.26
Idaho	8	713,276.40	0.24
Illinois	34	5,628,223.45	1.88
Indiana	10	591,977.78	0.20
Iowa	2	208,812.42	0.07
Kansas	1	21,094.45	0.01
Kentucky	3	280,956.53	0.09
Maine	3	675,878.93	0.23
Maryland	59	10,744,072.08	3.59
Massachusetts	38	8,874,767.57	2.96
Michigan	20	2,806,174.45	0.94
Minnesota	18	2,361,341.65	0.79
Missouri	5	219,691.14	0.07
Montana	1	122,331.02	0.04
Nevada	19	3,129,456.18	1.05
New Hampshire	3	363,719.36	0.12
New Jersey	45	14,950,005.86	4.99
New Mexico	1	360,993.64	0.12
New York	67	19,998,917.85	6.68
North Carolina	27	2,261,064.61	0.76
Ohio	20	758,488.09	0.25
Oklahoma	3	230,135.94	0.08
Oregon	5	657,226.45	0.22
Pennsylvania	26	2,194,360.09	0.73
Rhode Island	3	603,384.20	0.20
South Carolina	6	363,765.72	0.12
Tennessee	13	1,231,345.90	0.41
Texas	27	2,403,870.64	0.80

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Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Utah	5	$499,424.79	0.17
Virginia	34	9,383,532.59	3.13
Washington	29	2,835,030.02	0.95
West Virginia	1	18,207.05	0.01
Wisconsin	3	362,741.77	0.12
Total	1,446	$299,429,936.24	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,092	$214,434,746.28	71.61
Stated Documentation	306	77,893,138.39	26.01
Easy Documentation	48	7,102,051.57	2.37
Total	1,446	$299,429,936.24	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
500 - 500	2	$195,824.33	0.07
501 - 525	54	12,677,788.82	4.23
526 - 550	81	17,720,969.65	5.92
551 - 575	185	29,056,433.75	9.70
576 - 600	264	39,924,206.70	13.33
601 - 625	290	47,043,544.02	15.71
626 - 650	205	47,166,385.85	15.75
651 - 675	126	35,869,261.21	11.98
676 - 700	119	33,002,258.82	11.02
701 - 725	44	13,961,517.37	4.66
726 - 750	37	11,194,400.87	3.74
751 - 775	27	8,043,325.77	2.69
776 - 800	11	3,502,062.70	1.17
801 - 816	1	71,956.38	0.02
Total	1,446	$299,429,936.24	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.300 - 5.000	45	$19,587,696.36	6.54
5.001 - 6.000	206	83,133,528.79	27.76
6.001 - 7.000	283	96,127,320.29	32.10
7.001 - 8.000	222	49,791,333.65	16.63
8.001 - 9.000	152	20,845,574.66	6.96
9.001 - 10.000	91	8,707,836.02	2.91
10.001 - 11.000	128	8,214,857.06	2.74
11.001 - 12.000	269	11,331,189.96	3.78
12.001 - 13.000	44	1,470,199.97	0.49
13.001 - 13.650	6	220,399.48	0.07
Total	1,446	$299,429,936.24	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.300 - 12.000	45	$19,587,696.36	8.60
12.001 - 13.000	177	70,488,317.92	30.95
13.001 - 14.000	229	74,728,763.79	32.82
14.001 - 15.000	183	43,407,210.33	19.06
15.001 - 16.000	99	15,038,219.23	6.60
16.001 - 17.000	23	2,957,900.82	1.30
17.001 - 18.000	7	977,069.31	0.43
18.001 - 19.000	2	483,594.39	0.21
20.001 - 20.650	1	49,990.13	0.02
Total	766	$227,718,762.28	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.300 - 5.000	44	$19,143,696.36	8.41
5.001 - 6.000	176	70,139,317.92	30.80
6.001 - 7.000	231	75,521,763.79	33.16
7.001 - 8.000	183	43,407,210.33	19.06
8.001 - 9.000	99	15,038,219.23	6.60
9.001 - 10.000	23	2,957,900.82	1.30
10.001 - 11.000	7	977,069.31	0.43
11.001 - 12.000	2	483,594.39	0.21
13.001 - 13.650	1	49,990.13	0.02
Total	766	$227,718,762.28	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	3	$1,558,500.00	0.68
5.001 - 6.000	46	20,051,696.36	8.81
6.001 - 6.990	717	206,108,565.92	90.51
Total	766	$227,718,762.28	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	766	$227,718,762.28	100.00
Total	766	$227,718,762.28	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	766	$227,718,762.28	100.00
Total	766	$227,718,762.28	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 MO LIBOR	550	$141,713,027.87	47.33
Fixed Rate	680	71,711,173.96	23.95
2/28 IO	167	68,311,405.79	22.81
3/27 IO	27	11,501,326.71	3.84
3/27 6 MO LIBOR	22	6,193,001.91	2.07
Total	1,446	$299,429,936.24	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	166	$30,974,025.68	10.34
12	81	19,519,924.70	6.52
24	1,027	205,781,610.58	68.72
36	172	43,154,375.28	14.41
Total	1,446	$299,429,936.24	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	895	$269,218,989.95	89.91
Second Lien	551	30,210,946.29	10.09
Total	1,446	$299,429,936.24	100.00

Interest Only Loans:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N	1,252	$219,617,203.74	73.35
Y	194	79,812,732.50	26.65
Total	1,446	$299,429,936.24	100.00

IO Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,252	$219,617,203.74	73.35
24	167	68,311,405.79	22.81
36	27	11,501,326.71	3.84
Total	1,446	$299,429,936.24	100.00